UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

(Commission File No. 001-32305)

____________________

CORPBANCA
(Translation of registrant’s name into English)

____________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On August 12, 2013, CorpBanca published on its web site its monthly interim financial results as of July 31, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: August 21, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of July 31, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended July 31, 2013

The interim financial information of CorpBanca as of and for the month ended July 31, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	10,712,589
Total assets	14,718,443
Current accounts and demand deposits	1,683,150
Time deposits and savings accounts	7,230,533
Borrowings from financial institutions	1,262,730
Debt issued	2,211,634
Equity Attributable to:	1,329,330
Bank equity holders	1,275,438
Minority interest	53,892

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	334,643
Provisions for loan losses	(55,622)
Operating expenses	(166,776)
Operating income	112,245
Income attributable to investments in other companies	1,032
Income before taxes	113,277
Income taxes	(29,435)
Net income for the period	83,842
Bank equity holders revenue	82,226
Minority interest revenue	1,616

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

CorpBanca: Retained Earnings
as of July 2013

____________________________________________________________________________________________________________

COMMENTS

In order to reflect the impact of the Colombian operation in the consolidated results of CorpBanca, the following table presents separately each of the results generated in Chile and Colombia as of July 31, 2013. It is important to note that the books of CorpBanca Chile include certain expenses associated with our Colombian operations, which are: i) interest expense associated with the part of the acquisition financed through debt; ii) the amortization of the intangible assets generated by the acquisition; and iii) tax impacts associated with the investment in Colombia. The following adjusted results as of July 31, 2013 allow us to segregate the results of Chile from any impact related to the acquisition of Banco Santander Colombia:

	Consolidated accumulated as of July 31, 2013		Variation (%)	Accumulated as of July 31, 2013 Adjusted		Variation (%)
(Figures in Millions of Chilean Pesos)	2013	2012	Jul.13/Jul.12	Chile	Colombia	Jul.13/Jul.12 Chile
Net interest income	219,873	125,137	75.7%	147,404	72,469	29.6%
Net fee and commission income	57,969	42,050	37.9%	41,377	16,592	10.0%
Treasury	55,538	26,279	111.3%	30,852	24,686	82.0%
Net exchange income (loss)	(5,541)	19,398	-128.6%	(10,988)	5,447	-154.4%
Other operational income	6,804	5,097	33.5%	4,572	2,232	-8.9%
Net operating profit before loan losses	334,643	217,961	53.5%	213,217	121,426	10.2%
Provisions for loan losses	(55,622)	(25,631)	117.0%	(35,038)	(20,584)	74.1%
Net operating profit	279,021	192,330	45.1%	178,179	100,842	2.8%
Operating expenses	(156,252)	(108,504)	44.0%	(92,433)	(63,819)	-2.5%
Other operating expenses	(10,524)	(11,319)	39.2%	(8,752)	(1,772)	-21.2%
Operating Income	112,245	72,507	54.8%	76,994	35,251	14.1%
Income from investments in other companies	1,032	303	240.6%	472	560	-27.4%
Income before taxes	113,277	72,810	55.6%	77,466	35,811	13.7%
Income Tax expense	(29,435)	(10,460)	181.4%	(5,893)	(23,542)	-20.5%
Net income	83,842	62,350	34.5%	71,573	12,269	17.8%

Efficiency Index	46.7%	49.8%		43.4%	52.6%

CorpBanca registered a consolidated net income of $83,842 million as of July 2013, representing a 34.5% increase over the same period in the previous year, when the net income was $62,350 million. Chile contributed 17.8% towards this growth, while CorpBanca Colombia contributed 16.6%.

Notwithstanding the unfavorable inflationary pressure in the Chilean banking industry, the net operating profit before loan losses of CorpBanca Chile between July 2012 and July 2013 increased by 10.2%. This increase reflects an increase in net interest margin (NIM) of 29.6% and an increase in commissions of 10%. At the same time, our operating expenses decreased during the first seven months of 2013, allowing CorpBanca Chile to improve its efficiency levels (from 49.0% in 2012 to 43.4% in 2013) and to approach its long term target. Meanwhile, the 2013 net expenditures in provisions for loan losses increased in relation to 2012, mainly as a result of elevated releases and recoveries in the previous period, as well as higher costs, particularly in the month of July 2013.